Exhibit 10.3

April 21, 2006

Karen Stout

6 Grace Circle

Natick MA 01760

Dear Karen:

Thank you for your interest in joining Longs Drug Stores California, Inc. (the Company). It is a pleasure to confirm our offer of employment for the position of Executive Vice President and Chief Operating Officer. This offer is based on the following mutual understanding:

1.	You will receive an annual salary of $480,000 payable in equal bi-weekly amounts of $18,461.53 for the first year of employment.

2.	You will receive during your first year of employment a bonus that is targeted at 60% of your base annual salary ($288,000 at target). For the first year, Longs will guarantee 50% of this bonus, or $144,000. Thereafter, any bonus will be based on your individual as well as the Company’s overall performance.

3.	You will receive a sign on bonus in the amount of One Hundred Seventy-five Thousand dollars ($175,000.00), less applicable payroll taxes payable within thirty days of your start date. Should you resign from the company within 3 years of your hire date, you will be required to repay a prorated portion of this bonus as follows: 0-12 months, 100%; 13-24 months, 67%; 25-36 months, 33%.

4.	Subject to the approval of the Board of Directors’ Compensation Committee, you will receive a grant of 8,000 shares of restricted common stock at the first meeting of the Compensation Committee following commencement of your employment with the Company. These shares will be subject to the vesting provisions as outlined in the Longs Drug Stores 1995 Long-Term Incentive Plan.

5.	You will be eligible to participate in the Performance Based Restricted Stock Grant program currently being implemented for senior executives at Longs Drugs. Subject to the approval of the Board of Directors’ Compensation Committee, you will be granted a total award value that is consistent with those amounts granted to other participants at the Executive Vice President level. This award will be subject to vesting and other requirements. Details of the Plan and the Plan goals for FY07 will be provided under separate cover.

6.	You will begin to accrue vacation immediately at the rate of four weeks per year. During your first year of employment your vacation balance will be credited with four weeks of vacation.

7.	You will be placed on the Longs Executive Medical Plan effective the first of the month following twelve weeks continuous employment after your start date. This plan includes dental and vision care. You will be reimbursed for any COBRA payments you make prior to your effective date on the Longs Executive Medical Plan.

8.	Information regarding the following programs will be sent to you under separate cover and are included as part of your overall employment with Longs:

a.	Employee Savings and Profit sharing, life insurance and long term disability

b.	Available medical insurance coverage options

9.	Subject to the approval of the Board of Directors’ Compensation Committee, you will be provided the Company’s current standard agreement for termination benefits in the event of change in corporate control, as provided to other Company Executive and Senior Vice Presidents.

10.	You will be reimbursed for reasonable moving expenses based on information submitted by you to the Company, which will be grossed up for state and federal income tax purposes where allowable by Company policy and IRS regulations. All realtor fees associated with the sale of your Natick residence in Massachusetts will be paid by the Company per current relocation policy. In addition, Longs will pay for closing costs associated with the purchase of your home in California (up to a maximum of one percent).

11.	A relocation allowance in the amount of $15,000 less applicable payroll taxes, for incidental expenses, will be paid within the first thirty days of your employment with Longs.

12.	You will be eligible for a 3-2-1 loan buy-down program that may be offered by a mortgage lender of your selection. Under such a program, the Company would agree to pay three percent (points) of interest in the first year directly to your mortgage lender. In the second year of your employment, the Company would pay two percent and in the third year, one percent. After three years, you would be fully responsible for the loan amount. If you chose to leave the company during this three-year period, you would be required to repay the Company-paid portion of the interest up to the date of your separation. The Company’s obligation under this arrangement is limited to the first $1 million of any mortgage loan you secure.

13.	Longs will pay for up to three months of temporary living expenses at Oakwood Corporate Apartments (or another provider) to assist you during your home search. We are certain that you will work diligently with your Prudential realtor to sell your home in a timely manner. If, however, at the end of the three-month period your efforts are unsuccessful, Longs will work with you at that time to discuss additional options, such as extending this agreement on a month-to-month basis.

14.	Subject to the approval of the Board of Directors’ Compensation Committee, you will be eligible for termination benefits provided for senior executives for involuntary separation for any reason other than just cause, total disability or death (these benefits do not apply to a change in control for which benefits are provided under a separate agreement). Termination benefits for which you would be eligible include 18 months of base salary, health coverage and outplacement.

Karen, I am pleased to extend this offer and I look forward to working with you.

Sincerely,

LONGS DRUG STORES CALIFORNIA, INC.

/s/ Warren F. Bryant
Warren F. Bryant Chairman, President and Chief Executive Officer

I accept your offer of employment as stated in this letter.

/s/ Karen Stout	April 24, 2006
Karen Stout	Date